9661 South 700 East Salt Lake City, Utah 84070 USA (801) 619-9320 Office (801) 619-1747 Fax info@geii.com	Jaimes Freire, 4 Norte Calle Las Jardineras #16 Santa Cruz de la Sierra, Bolivia (591-3) 312-1148 Oficina (591-3) 312-1149 Fax info@geii.com

VIA FEDERAL EXPRESS FILED
AS CORRESPONDENCE ON EDGAR

May 18, 2007

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: Mellissa Duru

Re: Golden Eagle International, Inc
Preliminary Proxy Statement on Schedule 14A, Amendment No. 1
Filed May 18, 2007
File No. 0-23726

Dear Ms. Parker:

In connection with the above and the Commission’s Comment letter of February 7, 2007, please see Golden Eagle International, Inc.‘s (“the Company” or “we” or “our”) responses indicated below:

General

Response to Comment 1

We have reviewed Note D of Schedule 14A and determined that the incorporation by reference in our original filing on January 19, 2007 did not conform to the Note D guidelines for incorporation by reference. Accordingly, we have eliminated the incorporation by reference to those documents. Please note, however, that we have incorporated by reference our Forms 10-KSB and 10-KSB-A for the period ending December 31, 2006, which were filed with the Commission on April 17, 2007 and May 2, 2007, respectively, as well as additional periodic reports as filed.

Page Reference Number: 20

Proposal One

Response to Comment 2

We have included the following additional disclosure under the title “Purpose of Proposal One”:

“Additionally, in connection with Proposal One to increase the number of our authorized shares of common stock, we have no present or future plans, proposals, understandings or arrangements, verbal, written or otherwise, to issue any newly available authorized shares of our common stock in connection with current or future acquisitions, or financings of any type or nature, other than shares of our common stock issuable in connection with the following, which total in the aggregate 647,869,468 shares of our common stock: (a) 615,500,750 common shares, which are issuable upon conversion of the Series B preferred shares; (b) 10,000,000 shares, which are issuable upon conversion of the debenture with Aloha Holdings Inc.; (c) 11,257,608 shares, which are issuable upon conversion of the convertible note payable with Burns, Figa and Will, P.C.; and (d) 11,111,110 shares, which are issuable upon conversion of convertible promissory notes with our officers. The details of these transactions are contained on pages 11 and 12 of the Proxy Statement. Apart from (a) – (d), our Board of Directors has not authorized or taken any action with respect to the issuance of any other common shares and has no present agreement, arrangement or understanding with respect to the issuance of any such shares.”

Page Reference Number: 13

Response to Comment 3

Based on our review of Release No. 34-15230, we have included the following additional disclosure under the title “The Effect of Proposal One, An Increase of Our Authorized Shares of Common Stock”:

“Because approval of Proposal One will result in an increase in an increased number of authorized but unissued shares of our common stock, it may be construed as having an anti-takeover effect, although neither our Board of Directors or management intends that this proposal has or will have any takeover effect and does not otherwise support Proposal One so that it can be used as an anti-takeover tool. Nonetheless, our Board of Directors, subject to its fiduciary duties and compliance with applicable securities laws, could use this increased number of authorized but unissued shares of our common stock to frustrate persons seeking to gain voting control of us. For example, in the event that third parties obtain amounts of our common stock sufficient to influence matters submitted to a vote of our shareholders, our Board of Directors could issue shares of our common stock or our Series B Shares that could then be converted into our common shares, both of which could dilute the interests of these third parties and thereby inhibit their ability to gain voting control over our common stock or influence matters submitted to a vote of our shareholders.”

Page Reference Number: 16

Other Information to Assist in the Division’s Review

To assist the Division in its review of the Proxy Statement Amendment, the following additional changes are noted and keyed to pages in the Proxy Statement Amendment.

Mailing Date, Record Date, Meeting Date

The mailing date, record date, mailing date, and meeting date have been changed as follows:

	Record Date	Mailing Date	Shareholder Meeting Date
Original Proxy Statement Filing	January 31, 2007	February 2, 2007	March 2, 2007
Proxy Statement Filing Amendment No.1	May 26, 2007	May 29, 2007	June 29, 2007

These changes are reflected throughout the Proxy Statement.

Share Ownership Tables

The share ownership tables under the title “Principal Stockholders” have changed to account for the following:

1)	Under the table titled, “Security Ownership of Beneficial Owner”, the percentages in the column titled, “Percent of Fully Diluted Common Stock” (After Conversion of the Series B Preferred Shares), has changed to reflect: (a) the change in the number of the Series B Preferred Shares outstanding from 1,988,588 in our original Proxy Statement filing to 2,462,003 in the Proxy Statement Amendment No. 1; and (b) the inclusion of 10,000,000 common shares reserved for the conversion of a Convertible Debenture that have been included in the Proxy Statement Amendment No. 1. The increase in the Series B Preferred Shares changed the percentage of the ownership of the fully diluted shares (Page Reference No. 8);

2)	Under the table titled, “Security Ownership of Management”, under the column titled, “Percent of Undiluted Common Stock Outstanding”, the percentage of ownership for Terry C. Turner changed from .47% in our original Proxy Statement filing to .12% in the Proxy Statement Amendment No. 1. The change was the result of a scrivener’s error in the original Proxy Statement filing. Under the column titled “Percent of Fully Diluted Common Stock” (After Conversion of Preferred Shares), the decimal point in the original Proxy Statement Filing was in the incorrect position when the % sign was used. In the Proxy Statement Amendment No. 1 filing, the decimal point has been placed in the correct position and the percentages have been rounded to correspond with the percentages elsewhere in the charts. The percentages also changed as a result of the increase in fully diluted shares as described in 1) above (Page Reference No. 9).

Additional Changes

1)	We have included the number of our Series B Preferred Stock issued and outstanding under the title “Record Date and Shares Outstanding, which changed from 1,988,599 Series B Shares to 2,462,003 Series B Shares (Page Reference No. 8);

2)	We have changed the date that a complete list of our shareholders will be available for examination under the title “Examination of Shareholder List” from January 19, 2007 to May 28, 2007 (Page Reference No. 4);

3)	Under the titles “Who Can Vote and How Many Votes Do I Have” and “Voting Rights”, we have changed the number of Series B Shares issued and outstanding from 1,988,599 to 2,462,003 and the percentage that the Series B Shares will represent of the total shares that are entitled to vote at the Special Meeting from 38.62 percent to 43.79 percent (Page Reference No. 6 and 8;

4)	We have included additional updated disclosure regarding the convertible debenture with Aloha Holdings, Inc. under the title “Convertible Debenture” (Page Reference No. 11);

5)	We have included additional and updated disclosure under the titles “Convertible Note Payable”, “Convertible Promissory Notes”, and “Legal Services Fee” (Page Reference No. 11 and 12 );

6)	We have included updated disclosure regarding additional sales of our Series B Preferred Stock and related matters under the title “Purpose of Proposal One” (Page Reference No. 12);

7)	We have included updated disclosure regarding the January 29, 2007 Series B Preferred Stock Subscription Agreements (Page Reference No. 15); and

8)	We have updated our disclosure regarding fees for our independent public accounting firm (Page Reference No. 17); and 9) The difference in the number of stockholders from 1193 in the original Proxy Statement Filing to 1194 in the Proxy Statement Amendment No. 1 filing is the result of receiving updated information from our transfer agent after we filed the original Proxy Statement filing.

To further assist you in your review we have included 3 redline copies of the Proxy Statement amendment indicating the changes between the original Proxy Statement filing and the Proxy Statement Amendment No. 1 filing. Additionally, we have enclosed 3 clean copies of the Proxy Statement Amendment No. 1 filing.

The Company hereby acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or our Proxy Statement amendment filing, please contact our legal counsel, Frederick M. Lehrer of the law firm of Hamilton, Lehrer & Dargan, P.A. at (561) 416-8956, via facsimile at (561) 416-2855, or email at otcbblawyer@aol.com

Sincerely yours,

Terry Turner
Chief Executive Officer